

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2013

Via E-mail
Bruce Davis
Principal Executive Officer
Digimarc Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

> **Re: Digimarc Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-34108**

Dear Mr. Davis:

We have reviewed your letter dated June 6, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 9, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Note 6. Segment Information, page F-17

1. We note from your response to prior comment 4 that you cannot determine the countries from which revenue is derived under your Counterfeit Deterrence System Development and License Agreement with Central Banks. If providing geographical information attributable to the individual foreign countries is impracticable, that fact should be disclosed. We refer you to ASC 280-10-50-41.

Note 14. Join Venture and Related Party Transactions, page F-27

2. After considering your response to prior comment 5, we would not object to your amending your filing to provide audited summarized financial information described in Rules 4-08(g) and 1-02(bb) of Regulation S-X for all periods presented individually for each joint venture in satisfaction of the financial statement requirement under Rule 3-09 of Regulation S-X. Also, expand your narrative disclosures in footnote 14 to provide the following:

- Describe the status of assessing alternative approaches to achieving your goals as of December 31, 2012.
- Disclose your ownership percentage in each of the joint ventures.
- Identify the "majority member."
- State, if true, that the obligation of the majority member to pay all expenses incurred after the suspension of operations of each joint venture is unconditional and that the majority member has the wherewithal to satisfy that obligation.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig D. Wilson *for*

Stephen Krikorian
Accounting Branch Chief